Exhibit 12.1

Providence Service Corporation

Ratio of Earnings to Fixed Charges

	For the Years
	Ended December 31,
	2010	2011	2012	2013	2014
	(in thousands, except ratios)
Earnings:
Income before income taxes and minority interest	$41,292	$26,885	$16,693	$31,215	$27,777
Fixed charges	28,197	22,583	21,436	20,869	34,513
Earnings	$69,489	$49,468	$38,129	$52,084	$62,290
Fixed charges:
Interest expense	$16,268	$10,206	$7,640	$7,035	$14,847
Interest element of rentals	11,929	12,377	13,796	13,834	19,666
Fixed charges	$28,197	$22,583	$21,436	$20,869	$34,513

Ratio of earnings to fixed charges	2.46	2.19	1.78	2.50	1.80